Exhibit (a)(1)(J)

Offer to Purchase for Cash

by

NATHAN’S FAMOUS, INC.

Up to 500,000 Shares of its Common Stock
At a Purchase Price not Less than $41.00 nor Greater than $44.00 per Share

The Offer, Proration Period and Withdrawal Rights will Expire at 5:00 p.m., Eastern Standard Time, on December 2, 2015 (the “Expiration Date”)

November 17, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Nathan’s Famous, Inc., a Delaware corporation (the “Company”), to act as Information Agent in connection with its offer to purchase for cash, up to 500,000 shares of its common stock, $.01 par value, at a price, net to the seller in cash, less any applicable withholding taxes and without interest, not less than $41.00 nor greater than $44.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2015 (the “Original Offer to Purchase”), as amended and supplemented by the Supplement to the Offer to Purchase, dated November 17, 2015 (the “Supplement to the Offer to Purchase,” and together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”) and the related Amended Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).  Unless otherwise indicated, all references to shares are to shares of the Company’s common stock.  Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.           Supplement to the Offer to Purchase;

2.           Amended Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients, including an IRS Form W-9;

3.           Supplemental letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.           Amended Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary (as defined in the Amended Letter of Transmittal) before the Expiration Date, or if the procedure for book-entry transfer cannot be completed before the Expiration Date; and

5.           Return envelope addressed to American Stock Transfer & Trust Company, LLC, as the Depositary.

Certain customary conditions to the Offer are described in Section 7 of the Offer to Purchase.

We urge you to contact your clients promptly.  Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., Eastern Standard Time, on December 2, 2015.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer.  However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.  The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Amended Letter of Transmittal (see Instruction 9 of the Amended Letter of Transmittal).

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone numbers set forth on the back cover of the Supplement.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.